[Letterhead of Sutherland Asbill & Brennan LLP]

September 14, 2012

VIA EDGAR

Ms. Mary A. Cole

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxford Lane Capital Corp.

Registration Statement on Form N-2

Filed August 10, 2012

File No. 333-183228

Dear Ms .Cole:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company via a letter, dated September 7, 2012, and by telephone on September 13, 2012, with respect to the Company’s registration statement on Form N-2 (File No. 333-183228), filed with the Commission on August 10, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s response. Where revisions to the Prospectus have been referenced in the Company’s response, such revisions have been reflected in the marked pages from the Prospectus attached as an appendix hereto.

Prospectus

1.	Disclose the most recently calculated net asset value per share of the Company’s common shares. As needed, update the last reported sale price of the Company’s common stock.

The Company has revised the cover page of the Prospectus in response to the Staff’s comment.

Ms. Mary A. Cole

September 14, 2012

2.	Please describe the units with specificity. Please fully explain to the staff how the offering price will be allocated to the components of the units. For example, could a unit include a common stock priced at NAV (which if alone may sell below NAV) together with another security (which if alone may be offered at terms more favorable to the Company)? Discuss the trading history and market for units, if any. Do units present any unusual or unique risks that potential purchasers should be aware of? Do units have any influence or relationship with the asset coverage requirements of the 1940 Act? Will units have trading symbols of their own or will shareholders be able to trade the unit components individually? Are there any voting right issues or conflicts with respect to the unit components?.

The Company has revised the Registration Statement and the Prospectus to remove any references to units therein in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it no longer intends to offer, issue or sell units pursuant to the Registration Statement.

3.	Concerning units, the disclosure states, “Each unit may consist of a combination of any two or more of the securities being registered hereby or debt obligations of third parties, including U.S. Treasury securities.” Please explain to the staff whether or not a unit containing debt obligations of third parties may create co-registration issues.

The Company has revised the Registration Statement and the Prospectus to remove any references to units therein in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it no longer intends to offer, issue or sell units pursuant to the Registration Statement.

4.	Disclose the benefit to the Company of issuing units. How does this benefit differ from the Company issuing the individual unit components? Does this benefit to the Company give rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units? Please revise the disclosure accordingly. We may have further comment.

The Company has revised the Registration Statement and the Prospectus to remove any references to units therein in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it no longer intends to offer, issue or sell units pursuant to the Registration Statement.

5.	Under the heading, “Overview,” the disclosure states, “We have initially implemented our investment objective by purchasing in the secondary market portions of equity and junior debt tranches of collateralized loan obligation (“CLO”) vehicles.” Please disclose whether any of the CLOs in which the Company may invest would be deemed to be an investment company but for the exception set forth in section 3(c)(1) or section 3(c)(7) of the 1940 Act. If yes, please disclose that the CLOs may include hedge funds.

The Company has revised the “Summary” and the “Business” sections of the Prospectus in response to the Staff’s comment.

Ms. Mary A. Cole

September 14, 2012

6.	Please review the Company’s derivative disclosure to ensure that it accurately and specifically describes the Company’s use of derivatives and their risks. In connection with this disclosure, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010, (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf). Please expand or revise the derivative disclosure accordingly.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that the Company believes that its derivative disclosure is accurate and specifically describes the Company’s use of derivatives, if any, and their risks. In particular, while the Company may elect to do so in the future, to date it has not entered into any interest rate or foreign currency hedging transactions or otherwise utilized derivatives as part of its investment strategy. To the extent the Company enters into such transactions in the future, it will include specific disclosure on the Company’s use of derivatives.

7.	It appears that the Company intends to issue preferred shares. A caption for “Preferred Stock Dividend Payments” should be a specific line item in the fee table. In addition, when discussing the use of leverage by the Company, please include the issuance of preferred shares in that discussion. For example, on page 21, the disclosure states, “We may borrow money to leverage our portfolio.” Please revise this disclosure to state that you may borrow money and/or issue preferred shares to leverage the portfolio.

The Company has revised the “Fees and Expenses” and the “Risk Factors” sections of the Prospectus in response to the Staff’s comment.

8.	Common shareholders should have some basis to determine and understand the maximum dilution that might be imposed upon their shares as a result of the Company’s future issuances of securities. Please add appropriate risk disclosure and provide an example (i.e., a table that provides dilution amounts for a common stock offering at different prices below NAV).

The Company advises the Staff on a supplemental basis that, pursuant to Section 23 of the Investment Company Act of 1940, as amended, the Company is not presently permitted to sell shares of its common stock at prices below the Company’s then present net asset value per share, other than in connection with a rights offering, which, in accordance with the Company’s response to comment 11 below, would require the filing of a post-effective amendment to the Registration Statement prior to commencement. In addition, any such post-effective amendment would fully disclose the specific potential dilutive effect of such rights offering. The Company therefore does not believe that additional disclosure is presently required to be included in the Prospectus with respect to potential dilution to stockholders arising from the issuance of shares of its common stock pursuant to the Registration Statement.

Ms. Mary A. Cole

September 14, 2012

9.	In the summary section under the heading “Oxford Lane Management,” please consider streamlining the disclosure by providing a brief description of management. A more complete description of management may be included in the body of the prospectus.

The Company has revised the “Summary” section of the Prospectus in response to the Staff’s comment.

10.	Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment in respect of any units offering by the Company during the shelf registration statement offering period. We may have further comments.

The Company has revised the Registration Statement and the Prospectus to remove any references to units therein in response to the Staff’s comment. The Company advises the Staff on a supplemental basis that it no longer intends to offer, issue or sell units pursuant to the Registration Statement.

11.	The Company may offer rights off the shelf. Please revise the rights undertaking in Part C of the registration statement to state that the Company will file a post-effective amendment when such rights for common stock are subsequently offered, eliminating the condition that a post-effective will only be filed if the terms of the rights offering differ materially from the terms set forth on the cover page of the prospectus. In addition, please add an undertaking that the Company will file, during any period in which offers or sales are being made, a post-effective amendment if it determines to conduct one or more offerings of the Company’s common shares at a price below its net asset value per common share at the date the offering is begun and such offering or offerings will result in greater than a 15% dilution to the Company’s net asset value per common share.

The Company has revised “Part C” of the Registration Statement in response to the Staff’s comment.

12.	In your response, please explain to the staff whether the Company may issue auction rate preferred shares and notes in this shelf offering. If so, please prominently include, as applicable and in detail, the auction risk and significant liquidity risks in the form of prospectus and prospectus supplement. In addition, the prospectus should further clarify the liquidity risks of the securities, including whether they will be traded.

The Company advises the Staff on a supplemental basis that it does not intend to issue auction rate preferred shares or notes pursuant to the Registration Statement.

Ms. Mary A. Cole

September 14, 2012

13.	Please provide us with an example of a form of prospectus supplement for each security that the Company may offer under the universal shelf offering. Except for certain terms which the Company is unable to currently provide, the prospectus supplements should contain all relevant information, including applicable fee tables, prior to effectiveness. We may have further comments upon review of the prospectus supplement.

The Company confirms to the Staff that it will attach a form of prospectus supplement for each security that the Company may offer under the Registration Statement as exhibits to a pre-effective amendment to the Registration Statement prior to submitting any request for accelerated effectiveness.

Accounting Comments

14.	The statement of assets and liabilities includes an asset for “Deferred offering costs” and a liability for “Accrued offering costs.” The notes to the financial statements explain that the deferred offering costs are related to an offering proposed by the Company and will be charged to capital upon completion of the offering or charged to expense if the offering is unsuccessful. An explanation is not included for the accrued offering costs. Please explain in your response the nature of the accrued offering costs and include an explanation in the notes to the financial statements in future reports, if appropriate.

The Company advises the Staff on a supplemental basis that accrued offering costs represent those costs incurred in connection with an equity offering proposed by the Company (such as legal fees, SEC registration fees, underwriting fees and expenses,  printing, and accounting fees), but which remain unpaid at the end of the period; when paid in cash, the accrual will be eliminated. The offset to such accrued costs are deferred offering costs; the total amount of deferred offering costs will be charged to capital upon completion of the offering or charged to expense if the offering is unsuccessful in accordance with the AICPA Accounting and Audit Guide, Investment Companies, paragraph 8.30.

15.	The Company issued approximately $8.2 million in common stock through a rights offering in the fiscal year ended March 31, 2012. The notes to the financial statements state that the $8.2 million is net of underwriting fees and offering costs. Please explain to the staff how the Company accounted for the offering costs for this offering. In addition, please provide the amount of the offering costs incurred.

The Company respectfully refers the staff to the Company’s Statement of Cash Flows for the fiscal year ended March 31, 2012, which discloses that “proceeds from the issuance of common stock” and “underwriting fees and offering costs for the issuance of common stock” totaled $8,879,070 and $595,786, respectively, for a net total of $8,283,284 which was disclosed in the Statement of Changes in Net Assets for the fiscal year ended March 31, 2012. The Company advises the Staff on a supplemental basis that these costs were accounted for as a charge to capital upon the successful completion of the offering. In footnote 5, the Company disclosed the rounded amounts of underwriting fees and offering costs of $596,000, and net proceeds of $8.3 million.

Ms. Mary A. Cole

September 14, 2012

16.	The financial highlights include a line item, “Less distributions per share based on weighted average share impact.” Please explain to the staff the meaning of this line item and how it is calculated.

The Company advises the Staff on a supplemental basis that, in order to provide greater transparency and clarity in the reconciliation of net asset per value per share, the Company separately identified and disclosed the nominal distribution per share as well as the impact of distributions based upon the weighted average number of shares outstanding. The Company disclosed the nominal distribution (i.e. the aggregate of the declared quarterly distributions) for the year on a per share basis, $2.05, but the total dollar value of the distributions ($4,736,315), divided by the weighted average number of shares outstanding (2,207,319) equals $2.15 per share, and therefore the difference of $0.10 is attributed to the impact of the weighted average number of shares outstanding. This presentation allows the shareholder to see the amount of dividend actually received plus the impact of the weighted average calculation in the financial highlights.

17.	In the “Fees and Expenses” section of the Prospectus, please explain what fees and expenses are included under the line item “Acquired fund fees and expenses.” Specifically, we note that footnote 8 refers only to the inclusion of estimated manager fees. We may have further comments.

The Company advises the Staff on a supplemental basis that the “Acquired fund fees and expenses” line item includes the collateral manager fees charged by the CLOs in which it holds an equity interest. The Company notes that, while the Company has access to information regarding such collateral manager fees, which are contractual in nature, it lacks corresponding access to the specific additional operational expenses, if any, incurred by such CLOs. As a result, the Company does not believe it would be appropriate to attempt to include an estimate of such fees under the “Acquired fund fees and expenses” line item, given the lack of specific information available to the Company regarding the amount and extent of such expenses.

18.	Please advise the Staff whether the expenses included under the “Acquired fund fees and expenses” line item are reflected in the Company’s Statement of Operations for the fiscal year ended March 31, 2012. We may have further comments.

The Company advises the Staff on a supplemental basis that the amounts reflected in the “Acquired fund fees and expenses” line item in the “Fees and Expenses” section of the Prospectus reflect the collateral manager fees charged by the CLOs in which the Company holds equity positions. While those collateral manager fees impact the amount of the distributions the Company receives on such equity investments, they are not fees that are actually charged to the Company. As a result, although the Company records investment income from these investments net of such fees those collateral manager fees are not directly reflected on the Company’s Statement of Operations for the fiscal year ended March 31, 2012.

Ms. Mary A. Cole

September 14, 2012

19.	Please advise the Staff whether the expenses included under the “Acquired fund fees and expenses” line item are reflected in the expense ratio included in the “Financial Highlights” section of the Prospectus. We may have further comments.

The Company advises the Staff on a supplemental basis that the amounts reflected in the “Acquired fund fees and expenses” line item in the “Fees and Expenses” section of the Prospectus reflect the collateral manager fees charged by the CLOs in which the Company holds equity positions. While those collateral manager fees impact the amount of the distributions the Company receives on such equity investments, they are not fees that are actually charged to the Company. As a result, those collateral manager fees are not reflected in the expense ratios included in the “Financial Highlights” section of the Prospectus.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

Steven B. Boehm

cc:	Jonathan H. Cohen / Oxford Lane Capital Corp.

John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP